MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

May 13, 2024

Via Edgar

Mr. Michael Purcell

Ms. Laura Nicholson

Mr. John Hodgin

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HNR ACQUISITION CORP
Amendment No. 1 to Registration Statement on Form S-1 Filed January 9, 2024 File No. 333-275378

Lady and Gentleman:

On behalf of our client, HNR Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 2 to the Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes from the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 26, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 2 to update other disclosures in the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Please revise to clarify the date that the registrant completed the purchase of equity interests and transactions contemplated thereby as set forth in that certain Amended and Restated Membership Interest Purchase Agreement, as amended. In that regard, your disclosure that you completed such purchase on September 22, 2023 does not appear to be consistent with your disclosure on page 1 regarding the November 15, 2023 closing date.

Response:	In response to the Staff’s comments, the Company has updated the cover page of the Registration Statement to indicate that the Closing of the Purchase occurred on November 15, 2023, as is consistent with the remainder of the Registration Statement.

2.	We note your response to prior comment 2, and your disclosure on your cover page that sales by Selling Securityholders, or the perception that such sales may occur, could have a significant negative impact on the trading price of your Class A Common Stock because the shares of Class A Common Stock being registered for resale “comprise a significant portion” of your outstanding shares. Please revise to clarify the number of shares that may be resold under this registration statement as compared to the number of shares outstanding. In addition, provide similar clarification in your risk factor “Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, the sale of such securities could cause the market price of our Class A Common Stock to decline significantly” including also the shares that may be resold under this registration statement that are not currently outstanding. In that regard, we note that your disclosure in this risk factor references only the resale of certain shares that are currently outstanding.

Response:	In response to the Staff’s comments, the Company has updated the cover page of the Registration Statement and the risk factor entitled “Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, the sale of such securities could cause the market price of our Class A Common Stock to decline significantly” to clarify the amount that are being registered for resale compared to the number of shares currently outstanding.

Prospectus Summary

Pogo Information, page 4

3.	We note information in this section appears to omit the required disclosures pursuant to Items 1202 through 1208 under Subpart 229.1200 of Regulation S-K. Please refer to the requirement pursuant to Item 1201(a) of Regulation S-K and revise the registration statement to include the required information consistent with the disclosures in the section “Information About Pogo” on pages 145 through 156 in the HNR Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed October 12, 2023.

Response:	In response to the Staff’s comment, the Company has revised its business description beginning on page 66 of the Registration Statement to include information required pursuant to Item 1201(a) of Regulation S-K.

Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus..., page 57

4.	Please revise this risk factor to disclose the purchase price of the securities being registered for resale and to disclose the potential profit the selling securityholders will earn based on the current trading price.

Response:	In response to the Staff’s comments, the Company has updated the risk factor entitled “Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, the sale of such securities could cause the market price of our Class A Common Stock to decline significantly” to include reference to the most recent closing price of the Class A Common Stock and the price at which the Selling Securityholders paid or will pay for their shares.

Committed Equity Financing, page 61

5.	Please revise your prospectus to disclose whether White Lion can engage in short-selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price. Also disclose the material market activities of White Lion, including any short selling of the company’s securities or other hedging activities that White Lion may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement. In addition, disclose how White Lion intends to distribute the securities it owns or will acquire.

Response:	In response to the Staff’s comment, the Company has revised the “White Lion Capital Committed Equity Financing” section of the Registration Statement to clarify that White Lion has represented to the Company that it has not engaged in any short sales and that White Lion has agreed not to conduct any such sales during the term of the Common Stock Purchase Agreement. The Company has also revised page 138 in the “Plan of Distribution” section of the Registration Statement to disclose how White Lion intends to distribute the securities it owns or will acquire.

6.	We note your disclosure regarding Regulation M. Please revise to also disclose how the provisions of Regulation M may prohibit White Lion and any other distribution participants that are participating in the distribution of the company’s securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the common stock purchase agreement is in effect and purchasing shares in the open market while such agreement is in effect.

Response:	In response to the Staff’s comment, the Company has revised page 139 in the “Plan of Distribution” section of the Registration Statement to further disclose how the provisions of Regulation M may prohibit White Lion and any other distribution participants that are participating in the distribution of the company’s securities from engaging in market making activities.

Forward Purchase Agreement, page 68

7.	Please revise to update your disclosure regarding the forward purchase agreement and FPA Funding Amount PIPE Subscription Agreement. For example, we note your disclosure that pursuant to the terms of the Forward Purchase Agreement, the Seller intends, but is not obligated, to purchase shares of common stock concurrently with the closing of the transactions contemplated by the A&R MIPA. Please revise to disclose whether the Seller purchased such shares, and if so, the net proceeds to the registrant from this arrangement.

Response:

In response to the Staff’s comment, the Company has revised pages 55, 65, and F-23 of the Registration Statement to disclose that the Seller purchased (in the open market) 50,070 shares on or around November 15, 2023 and such purchase price of $545,356, or $10.95 per share, was funded by the use of proceeds from the Trust Account, and the Seller received an additional $1,004,736 in cash from the Trust Account related to reimbursement for 90,000 shares purchased by the Seller (in the open market) on or around November 15, 2023, 2023 in connection with the transactions at the redemption price of $10.95 per share. No other purchases have been made by Seller under the FPA.

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Statements
6. Supplemental Oil and Gas Reserve Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 82

8.	We note the column headers in the presentation of the pro forma standardized measure on page 82 and the changes therein on page 83 indicate that the amounts shown are Mboe. However, the amounts presented appear to represent dollars. Please revise your presentation as necessary to resolve these inconsistencies or tell us why a revision is not needed.

Response:

This table is no longer included in the Company’s Unaudited Pro Forma Combined Financial Information because it was included in the audited consolidated financial statements of the Company as of December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pogo, page 84

9.	We note that the projected oil and gas revenues for 2023 were $30.052 million, as set forth in the projections prepared by HNRA and presented to the company’s financial advisor in connection with the evaluation of the purchase pursuant to the Amended and Restated Membership Interest Purchase Agreement. We also note Pogo’s actual total revenues for the Nine Months Ended September 30, 2023. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response:	The Company has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations to account for the year ended December 31, 2023. In addition, the Company included information regarding the Company’s cash flow and sources of capital that it expects to utilize.

10.	We note footnote (1) accompanying the presentation of production appears to indicate that natural gas is converted to Boe at the rate of one-barrel equals nine Mcf based on the approximate relative energy content of oil and natural gas. However, it appears that the conversion factor applied is six Mcf based on the oil and natural gas figures provided in the table on page 90. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed.

Response:	In response to the Staff’s comment, the Company has revised footnote (1) in the table on page 91 to correctly note the conversion factor of six Mcf.

11.	In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:	In response to the Staff’s comment, the Company has revised its Liquidity and Capital Resources section to address the Company’s need for additional capital and the effect on Company’s ability to raise additional capital.

Business of HNRA, page 95

12.	We note your response to prior comment 5, including your statement that purchases under the forward purchase agreement complied with Rule 14e-5 because the forward purchase agreement was negotiated and executed after the initial deadline for submission of shares for redemption (October 29, 2023). However, we note that the registrant adjourned the special meeting on October 30, 2023, and determined to reconvene the special meeting on November 13, 2023, announcing on November 3, 2023 that shareholders would have the right to exercise their right to redemption until November 9, 2023. Please provide further analysis on how purchases under the forward purchase agreement complied with Rule 14e-5.

Response:	Meteora has advised the Company that the FPA is a cash settled equity derivative swap and as such, it does not involve the purchase of stock by the Company, and therefore, Rule 14e-5 is not implicated. A Meteora affiliate, in its capacity as a consultant to the Company (pursuant to a separate consulting agreement), also advised the Company with respect to the timing of the execution of the FPA during a period in which the redemption period was closed and then subsequently reopened. Neither Meteora nor one of its affiliates has reviewed this response. Notwithstanding the foregoing, the Company has made no issuances of any equity securities to Seller under the FPA, and of the shares purchased by Seller in the open market as noted in the Company’s response to Comment 7 hereinabove, such shares were reimbursed out of the Trust Account at the redemption price of $10.95 per share at the time of closing of the transaction. Finally, the Company is currently negotiating for the termination or recission of the FPA with Seller and will update the Registration Statement to reflect all developments with respect to the FPA in future amendments.

13.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. For example, we note your disclosure on page 106 that “in the event the Company does not complete a Business Combination by November 15, 2023 or amend its certificate of incorporation, the Company is required to redeem the public shares sold in the Initial Public Offering.” Please revise your disclosure to indicate this business combination has been completed. As another example, update the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HNRA.”

Response:	In response to the Staff’s comments, the Company has made revisions throughout the Registration Statement to address inconsistencies and to indicate that the Company’s initial business combination has been completed.

Compensation of Executive Officers and Directors After the Purchase, page 116

14.	Please provide all disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2023.

Response:	In response to the Staff’s comment, the Company has provided all disclosure required by Item 402 of Regulation S-K for fiscal year ended December 31, 2023 in the section entitled “Compensation of Executive Officers and Directors.”

15.	Please disclose all material terms of the HNR Acquisition Corp. Omnibus Incentive Plan.

Response:	In response to the Staff’s comment, the Company has included all material terms of the HNR Acquisition Corp Omnibus Incentive Plan in the section entitled “Compensation of Executive Officers and Directors.”

Experts, page 143

16.	Please expand your disclosure to clarify that estimates of proved oil and gas reserves and discounted future net cash flows appearing in this prospectus for the years ending December 31, 2021 and 2022 were prepared by the third-party independent petroleum engineering firm of William M. Cobb & Associates, Inc. Additionally file a copy of the reserve reports for each period that proved reserves are disclosed, e.g. the reserve reports previously disclosed as Annex D, E, F and G relating to the “Original Transaction” and the “Amended Transaction” in the HNR Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed October 12, 2023, to comply with the requirements in Item 1202(a)(8) of Regulation S-X and obtain and file the consent of the third-party engineer that prepared these reports to comply with Item (601)(b)(23) of Regulation S-K.

Response:	In response to the Staff’s comments, the Company has included disclosure on page 140 that the estimates of proved oil and gas reserves and discounted net cash flows for the years ending December 31, 2023 and 2022 were prepared by William M. Cobb & Associates Inc. The Company has also listed William M. Cobb & associates as an expert in the Registration Statement and attached the reserve reports previously disclosed as Annex D and E in the definitive proxy statement as Exhibits 99.1 and 99.2, respectively. The Company has also included, as Exhibit 99.3, the reserve report as of December 31, 2023.

General

17.	We note that you are registering the resale of up to 6,468,750 shares of Class A Common Stock issuable upon the exercise of your public warrants that were issued in connection with your initial public offering. Please tell us whether that is consistent with the terms of the warrant agreement with respect to such warrants. We also note that such shares do not appear to be included in your Selling Securityholders table on page 126. Please advise.

Response:	We advise the Staff that, pursuant to Section 7.4 of the Warrant Agreement, dated February 10, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Company agreed to, as soon as practicable after the closing of its initial business combination, file a registration statement for the registration of the shares issuable upon exercise of the “Warrants”, which include the public warrants. The form of Warrant Agreement can be found as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 16, 2022. The Company has revised the section entitled “Selling Securityholders” in the Registration Statement to include reference to the shares issuable upon exercise of the public warrants similar to other precedent registration statements for SPACs who are registering shares issuable upon exercise of public warrants after their initial business combination.

18.	We note that it appears that your fee table filed as Exhibit 107 references an additional 1,320,625 shares of common stock than you describe on your prospectus cover page. Please advise whether the issuance or resale of such shares is being registered and whether they are included on your prospectus cover page.

Response:	In response to the Staff’s comment, the Company has filed an updated Exhibit 107. The 1,320,625 shares were shares where the fees had previously been paid in connection with the Company’s initial filing. Exhibit 107 has been revised to remove the 1,320,625 shares where the fees had previously been paid in connection with the Company’s initial filing.

19.	We note references in your registration statement to “a more detailed discussion” of HNRA’s business and other matters set forth in HNRA’s previously-filed annual report on Form 10-K and quarterly reports on Form 10-Q, and statements directing readers to read such information. Please ensure that you have included in the registration statement all information required by Form S-1, or provide your analysis as to your eligibility to incorporate such information by reference.

Response:	In response to the Staff’s comment, the Company has revised the Registration Statement to include all information required by Form S-1.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	HNR Acquisition Corp